Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

February 9, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Master Portfolio Trust

(filing relates to Municipal High Income Portfolio (the “Portfolio”))

(File No. 811-10407)

Ladies and Gentlemen:

On behalf of Master Portfolio Trust, a Maryland statutory trust (the “Registrant”), we are filing this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On January 11, 2016, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Amendment No. 49 to the Registrant’s registration statement on Form N-1A relating to the Portfolio (the “Registration Statement”), as filed with the Commission on November 25, 2015. Following is a summary of the comments received from Mr. Williamson and the Registrant’s responses on behalf of the Portfolio.

1.    Comment:    The Staff notes the statement on page A-2 of the Registration Statement indicating that derivative instruments are taken into account when determining compliance with the Portfolio’s 80% policy. Please clarify how derivatives are valued for this purpose. In this respect, it is unclear whether the tax status of the derivatives is different from that of the underlying municipal securities.

       Response:    The Registrant advises the Staff that it generally uses the market value of derivative instruments for purposes of determining compliance with the Portfolio’s 80% policy, but notes that, in some circumstances, it might be more appropriate to use the notional value of a derivative instrument for such purpose. A derivative instrument whose value is derived from or related to one or more municipal securities may be treated differently for tax purposes from such municipal security or securities. However, the Registrant confirms that, unless interest generated by or through a derivative instrument is exempt from regular federal income tax, the derivative instrument would not be included among the assets contributing toward the Portfolio’s compliance with its 80% policy.

2.    Comment:    The Staff notes that page A-3 of the Registration Statement states that “[t]he Portfolio may invest more than 25% of its assets in municipal securities that derive income from similar types of projects or that are otherwise related in such a way that an economic, business or political development or change affecting one of the securities would also affect the others.” Please reconcile this with the Portfolio’s concentration policy.

       Response:    The Registrant respectfully submits that the above-referenced statement in the Registration Statement is consistent with Investment Company Act Release No. 9785 (pub. avail. May 1977) (“Release 9785”). Release 9785 states that “In the Division’s view, the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Release 9785 does emphasize, however, that a tax-exempt bond fund must disclose its policy on concentration and that the exclusion of government issued tax-exempt bonds from the fund’s concentration policy should be made clear. The Registrant respectfully submits that the Portfolio’s current disclosure is consistent with the Staff’s position, as expressed in Release 9785.

In connection with the responses provided above, the Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned at 617-951-8267 or Mana Behbin at 202-373-6599 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Exhibit A

Master Portfolio Trust

620 Eighth Avenue

New York, NY 10018

February 9, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Master Portfolio Trust

(filing relates to Municipal High Income Portfolio (the “Portfolio”))

(File No. 811-10407)

Ladies and Gentlemen:

In connection with its review of Amendment No. 49 to the Registrant’s registration statement on Form N-1A relating to the Fund, as filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2015, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Master Portfolio Trust

By: /s/ Susan D. Lively

       Name: Susan D. Lively

       Title: Assistant Secretary